Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 02:43 PM 06/06/2017 FILED 02:43 PM 06/06/2017 SR 20174608138 – File Number 5906080

CERTIFICATE OF DESIGNATION

OF

SERIES A VOTING PREFERRED STOCK

OF
KT HIGH-TECH MARKETING INC.

to be filed with the Secretary of State
of the State of Delaware
on or about June 6, 2017

KT HIGH-TECH MARKETING INC. (the “Company”), a corporation organized and existing under the laws of Delaware, does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Company by the Certificate of Incorporation, as amended, of the Company, and the Board of Directors of the Company, has adopted resolutions (a) authorizing the issuance of 1,000,000 shares of preferred “A” stock, $0.0001 par value per share (individually or collectively the “Preferred A Stock”), of the Company and (b) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, as follows:

1. Dividends and Distributions

1.1. No Dividend Rights. Holders of the Preferred A Stock shall not be entitled to receive dividends.

2. Conversion into Common Stock.

2.1. No Right to Convert. Holders of the Preferred A Stock shall not be entitled to convert Preferred A Stock into any series or class of stock of the Company.

3. Liquidation Preference.

3.1. No Right to Distribution of Assets in Liquidation. In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation"), holders of Preferred A Stock shall have no right to distribution from the assets of the Corporation available for distribution to its stockholders.

4. Voting Rights.

4.1. Voting Rights. The record holders of the Preferred A Stock shall have the right to vote on any matter with holders of the Company’s Common Stock and other securities entitled to vote, if any, voting together as one (1) class. Each record holder of Preferred A Stock shall have that number of votes (identical in every other respect to the voting rights of the holders of Common Stock entitled to vote at any regular or special meeting of the shareholders or by written consent) equal to one-hundred (100) votes per share of Preferred A Stock held by such record holder.

The record holders of the Preferred A Stock shall be entitled to the same notice of any regular or special meeting of the shareholders as may or shall be given to holders of Common Stock entitled to vote at such meetings. No corporate actions requiring majority shareholder approval or consent may be submitted to a vote of Common Stock which in any way precludes the Preferred A Stock from exercising its voting or consent rights as though it is or was a Common Stock holder.

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For purposes of determining a quorum for any regular or special meeting of the shareholders, the voting rights of all outstanding shares of Preferred A Stock shall be included with all shares of Common Stock represented at and entitled to vote at such meetings.

5. Reissuance.

No share or shares of Preferred A Stock acquired by the Corporation shall be reissued as Preferred A Stock, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Preferred Stock of the Corporation.

RESOLVED, that the date of the adoption of the amendment by all of the Directors of the Corporation is June 2, 2017. Pursuant to Article Four of the Certificate of Incorporation, no shareholder approval is required.

DATE: June 6, 2017

By:    /s/ Michael Mo

         Michael Mo, President

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